Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec Biopharma to Host Corporate Update Conference Call

Conference Call and Live Audio Webcast Scheduled for Wednesday, 23 November 2016 at 8:00am AEDT / Tuesday, 22 November at 4:00pm EST

Sydney Australia, 18 November 2016: Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) today announced that the Company will host a conference call and live audio webcast on Wednesday, 23 November 2016 at 8:00am AEDT (Australia)/ Tuesday, 22 November 2016 at 4:00pm EST (US), to provide its quarterly operational update. CEO, Greg West, will provide an overview of Benitec’s current and planned corporate and pipeline activities.

Conference Call and Webcast Information:

To access the live webcast please enter http://services.choruscall.com.au/webcast/benitec161123.html into your internet browser. Investors will be able to submit questions in writing via the webcast, to be addressed by Benitec’s management during the call.

To access the conference call, please use the dial in details below.

Conference ID: 337020

US dial in: +1 855-624-0077

Australia dial in: 1800 908 299 or 1800 455 963

All other locations dial: +61 2 9007 8048

Shareholders are encouraged to use the webcast link, as conference call lines are limited. An archive of the webcast will remain available on Benitec’s website for 90 days beginning at approximately 9:30am AEDT on 23 November 2016.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Australia Investor Relations	United States Investor Relations
Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0190 Email: jmorakis@MGroupSC.com

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com